COMPUTATION OF PER SHARE EARNINGS


    The following is the computation of fully-diluted earnings per share:

                                                      Three Months Ended
                                                          March 31
                                                     1994           1993
                                                     (Dollars in thousands)

    Earnings:
      Net Income                                 $    15,256   $      8,268
      Preferred dividends                              4,734          4,749
    Net income available to common shareholders       10,522          3,519

    Non-discretionary adjustments under
      the if-converted method:
      Addback: Series B, preferred dividends,
        net of tax benefits                            2,078          2,093
      Less: Replacement of funding
        adjustment, net of tax benefits (1)           (2,078)        (2,093)
                                                 $    10,522   $      3,519

    WEIGHTED AVERAGE SHARES OUTSTANDING:
      Common shares                               35,962,606     35,360,163
      Equivalents - stock options                  1,197,039        655,332
      Series B, preferred stock -
        if converted method                        4,124,274      4,440,790
                                                  41,283,919     40,456,285


    FULLY-DILUTED EARNINGS PER SHARE             $      0.25   $       0.09

    (1) Additional payment to the TASP to replace the funding lost under the if-converted method.